707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

May 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd (the “Company”)
Draft Registration Statement on Form F-1 (the “Draft Registration Statement”)
CIK No. 0002018222

Ladies and Gentlemen:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 8, 2024 with respect to the Company’s Draft Registration Statement, as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Draft Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comments.

Cover Page

1. Please revise to discuss how regulatory actions related to data security and anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment or list on a U.S./foreign exchange. Please also similarly revise the resale prospectus cover page.

We have revised the disclosure as requested on the cover page as well as the resale prospectus cover page.

2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Please also similarly revise the resale prospectus cover page.

We have added disclosure regarding cash transfers and distributions, and distributions made to date, on the cover page and the resale prospectus cover page.

3. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Further, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Please also similarly revise the resale prospectus cover page.

We have amended the disclosure on the cover page and the resale cover page, page 3 of the summary risk factors, page 7 and page 18 of the risk factors. We have also added cross references of our discussion of this issue in our summary risk factor and risk factor sections.

4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary. Please also similarly revise the resale prospectus cover page.

We have added disclosure on page 2 that we do not have a formal cash management policy and cross references as to where to find more detailed discussions on our cover page and the resale prospectus cover page.

5. Please revise your disclosure to acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Please also similarly revise the resale prospectus cover page.

We have revised our disclosure as requested on the cover page and the resale prospectus cover page.

6. We note your statement that “the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau.” Please revise to state that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also similarly revise the resale prospectus cover page.

We have revised the disclosure as required on the cover page and the resale prospectus cover page.

Definitions, page iv

7. Please include a definition of “Operating Subsidiary.”

We have revised the definitions on page v to include the definition alphabetically.

Prospectus Summary, page 1

8. Please revise the “Risks and Challenges” section to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor relating to the risks of being a China based issuer, please provide a cross reference to the relevant individual detailed risk factor in the prospectus.

We have revised the “Risks and Challenges” section as requested on page 2 and included cross references to the risk factors related to the risks specifically arising from the legal system in China.

9. We note your disclosure regarding regulatory developments in the PRC. Please revise to state each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also note your disclosure that you do not believe you will be subject to CAC and CSRC cybersecurity regulation. Please revise to state, here and elsewhere as appropriate including on page 18, whether you relied on the opinion of counsel in making such determination, and if so, name such counsel and file the consent of counsel as an exhibit; if you did not rely on the opinion of counsel, please explain why, as well as the basis for your conclusions regarding why CAC and CSRC cybersecurity approvals are not required. Please also revise this section to discuss the Trial Measures in further detail, disclose whether you are subject to and have complied with the Trial Measures, and the risks to investors of non-compliance.

We have revised our disclosure as requested on pages 5 and 20 to clarify our reliance on legal counsel as the basis for our opinion that are not subject to approvals from the Chinese authorities to operate our business or offer securities, and will file a consent of counsel as an exhibit. We have also elaborated on the risks related to non-compliance and discussed the Trial Measures in these discussions.

10. We note your disclosure on the transfer of cash to and from your subsidiaries. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

We have added disclosure regarding restrictions and limitations on our ability to distribute earnings on page 7.

11. Please revise the diagrams of the company’s corporate structure to identify the persons or entities that own JME, Harmony Prime, Expert Core, Goldstone and Long Vehicle, as well as the relevant percentages of ownership. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which your operations are conducted.

We have updated the corporate structure diagrams as requested and added more clarity on ownership and operation entities on pages 8, 52 and 53.

12. Please state that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor, which is located in Hong Kong, for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

We respectfully refer the Staff to disclosure on the cover page and Alt-2 for disclosure regarding the risks related to the Holding Foreign Companies Accountable Act.

Risk Factors, page 10

13. We note your disclosure on page 78 that the company entered into a loan facility with Mr. Cheung, payable upon completion of this offering. Please revise to include a risk factor discussing this related party liability and any associated risks.

We have added a risk factor on page 12 related to the loan facility with Mr. Cheung.

14. We note that you rely on five suppliers for a majority of your purchases and that a quarter of your purchases are from a single supplier. Please include a risk factor discussing the risks of this reliance and any disruptions you have experienced due to such reliance.

We have added a risk factor on page 13 related to our reliance on a limited number of suppliers.

15. We note that “global logistics and supply chain were adversely interrupted by pandemic outbreak.” Please include a risk factor that discusses the material risks to your business associated with supply chain disruptions. Also in your Management’s Discussion and Analysis section, discuss whether supply chain disruptions materially affect your outlook or business goals, specify whether these challenges have materially impacted your results of operations or capital resources, and quantify how your sales, profits and/or liquidity have been impacted. Also revise to discuss known trends or uncertainties resulting from mitigation efforts taken, if any, and explain whether any mitigation efforts introduce new material risks, including those relating to product quality, reliability or regulatory approval of products. Such discussions should account for your roles as supply chain manager, recipient of products from suppliers, and distributor of products to customers.

We have added a risk factor on page 13 regarding possible supply chain disruptions. We have also added additional disclosure in our Management’s Discussion and Analysis on pages 39 and 46 to discuss our outlooks regarding supply chain risks, challenges, trends or uncertainties and to quantify how our sales have been historically impacted.

16. Please include a risk factor discussing whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

We respectfully note that we have disclosure beginning on page 19 regarding laws and regulations in Hong Kong that result in data security oversight, how this oversight impacts our business and the offering, and the fact that we believe we are in compliant.

Through long arm provisions..., page 17

17. Please revise this risk factor to discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

We have revised the risk factor on page 18 regarding the risk that the Chinese government may intervene or influence our operations at any time.

A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the

HFCAA..., page 20

18. We note your risk factor disclosure regarding recent updates to PCAOB inspections. Please amend this disclosure to include the risk that the PCAOB’s December 2022 statement that it could inspect all China- and Hong Kong- auditors in 2022 can be changed and does not grant an automatic grace period.

We have revised the disclosure on page 22 as requested.

Use of Proceeds, page 31

19. We note that a portion of the proceeds of this offering will be used to acquire brands and/or licensing of new brands. If known, please briefly describe the assets to be acquired and their cost or, if not yet known, please state that that is the case. Refer to Item 3.C.2 of Form 20-F.

We have clarified the disclosure on page 32 to confirm we have no current plans to acquire a specific brand.

Dividend Policy, page 33

20. Please revise to provide more information regarding the basis of the September 29, 2023 special dividend.

We have added disclosure on page 34 regarding the basis of the special dividend paid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Fiscal Year Ended September 30, 2022 Compared to Fiscal Year Ended September 30, 2023, page 39

21. We note you have discussed changes in revenues by revenue source, specifically by product sales, sourcing fees, and logistics fees. Given the diverse nature of these offerings and different economic characteristics of these lines of business, in order to provide the reader insight into the contribution of each of these business lines to overall results, please revise your filing to expand your discussion of cost of sales, gross profit, and gross margin to include a presentation similar to the presentation of revenues. Refer to the guidance in Item 5A of Form 20-F.

We have added disclosure on page 41 to provide additional disclosure regarding each business lines’ contributions to our overall results in accordance with Item 5A of Form 20-F.

Business, page 54

22. Please discuss any seasonality experienced by your business. Refer to Item 4(B)(3) of Part 1 of Form 20-F.

Additional disclosure has been added on page 59 to discuss seasonality of our business.

23. We note your disclosure that a portion of the proceeds will go toward marketing development. Please disclose your intended marketing development plan or, if unknown, please state that that is the case.

We have added disclosure on pages 32 and 59 regarding our marketing development plans.

Description of Share Capital, page 79

24. We note your disclosure regarding material provisions in the company’s articles of association. Please revise to also detail material provisions in the articles of association relating to the company’s directors as specified in Item 10(B)(2) of Part 1 of Form 20-F.

We have added the requested disclosure on page 81.

Underwriting, page 94

25. We note your disclosure on page 77 implying that the underwriter has an overallotment option. Please revise your disclosure in this section, the prospectus cover page and elsewhere as appropriate, if true.

We have removed any mention of an overallotment option.

Resale Prospectus, page Alt-1

26. We note that “[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our [primary] Offering begin trading on the Nasdaq.” Given that sales in the resale offering will not take place until after the completion of your initial public offering and your listing, please delete your statement that “Ordinary Shares sold by the Resale Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public Offering price of the Ordinary Shares we are selling in our initial public Offering.”

We have made the requested change on Alt-1.

27. Please revise to describe the circumstances (i.e., background, nature, exemption from registration) under which each Resale Shareholder acquired its shares. Also revise to disclose the nature of any position, office, or other material relationship that each Resale Shareholders has had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control each Resale Shareholder, as well as any material relationship that such natural persons have had with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K.

We have revised the disclosure on page Alt-5 to provide additional details regarding the circumstances under which each Resale Shareholder acquired its shares and make other requested disclosures in accordance with Item 507 of Regulation S-K.

Notes to Combined Financial Statements Note 2 - Summary of Significant Accounting Policies Foreign Currency Transaction, page F-8

28. We note your disclosure on page 38 which states most of your business transactions in sales and purchases are denominated in U.S. dollars. Please tell us how considered the guidance in ASC 830 for these transactions that are denominated in a currency other than your functional currency of the Hong Kong dollar.

Although most of our business transactions in sales and purchases are denominated in US dollar, we adopt ASC 830-10-55-5 to determine the currency of the primary economic environment in which we operate; normally, that is the currency of the environment in which we primarily generate and expend cash.

We have evaluated the specific facts and circumstances to determine which indicators are the most relevant to the distinct and separable operation and the economic environment in which we operate.

The following salient economic factors, and possibly others, should be considered both individually and collectively when determining the functional currency:

		USD	HKD	Analysis

a.	Cash flow indicators	Revenue and cost of revenue	Operating cost

For the business nature, our customers are mainly located in overseas, while the most of our garment/textile vendors are stationed in the PRC. In the customary practice, the control of foreign currency in China is imposed and US dollar is considered as the most traded currency in China. In order to mitigate the exposure in foreign exchange in these export businesses, US dollar is more preferrable in both sales and purchase transactions to hedge the effect of adverse price movements in between China and overseas. Hence, our business can stably generate the gross profit on the net basis, after paying the purchase to China, against sales proceeds receiving from overseas, and the net proceeds in USD are freely exchanged to local currency, HKD to meet with our local day-to-day operation.

In general, Hong Kong dollar is pegged at the rate ranging between 7.75 and 7.85 US dollar, which allows the free movement of capital and provides a stable exchange rate environment for international businesses.

Our business is locally stationed in Hong Kong and we can freely exchange into HK dollar from US dollar, to meet with all local running costs and expenses.

b.	Sales price indicators			Sales price can be set at the currency of USD or HKD, whose currencies are pegged at the range of stable rates under the linked exchange system by Hong Kong government. Sales price is determined by our HK headquarter.

c.	Sales market indicators

Sales markets are determined by worldwide competition or international prices, which is mainly outside Hong Kong.

We take the advantage of more relaxed export polices in Hong Kong to play as an international hub to facilitate the export trade from China to overseas. Both US and HK dollars are freely exchangeable in Hong Kong.

d.	Expense indicators	Most of operating expenses and costs

Our headquarter is located in Hong Kong and supports the whole line of business transactions in the sale of quality apparel products and the provision in supply chain management total solutions. Most of supply chain management total solutions in delivering the quality apparel products are managed and supported by our HK headquarter, whose operating costs are incurred and expensed in HKD locally, such as, shipping fee, rent, payroll and tax charges.

We also register some trademarks and domain name http://www.707limited.com in Hong Kong

e.	Financing indicators	Bank borrowing	We obtain the external borrowing in HKD from local banks in Hong Kong

f.	Intra-entity transactions and arrangements indicators	Related party transactions	Our group of companies are located in Hong Kong and most of intra-entity transactions are denominated in HK dollar

Based on the above assessment, we determine our functional currency of the Hong Kong dollar, provided that we have conducted a distinct and separable operation in Hong Kong.

Revenue Recognition, page F-9

29. We note your disclosure on page 54 which states that you enter into sales contracts with your customers. These sales contracts appear to include market trend analysis, design and product development, sourcing, production management, quality control and logistics services. Please tell us how you identified the performance obligations for these contracts and how your current revenue recognition policy takes into consideration your accounting of these services. In addition, please tell us how you accounted for the deposits received at the signing of the contracts.

(a)	Please tell us how you identified the performance obligations for these contracts and how your current revenue recognition policy takes into consideration your accounting of these services.

In our sales contracts (mainly product sales), we sell the quality apparel products with the comprehensive range of supply chain management total solutions to our customers, including:

●	market trend analysis,
●	design and product development,
●	production management,
●	quality control
●	sourcing, and logistics services.

Our “value-added” solutions encompass the total supply chain from conceptualizing the product, the selection of materials until the final delivery of finished apparel products to our customers at their nominated destinations, whether it be a designated port for shipment, our customer’s warehouse or the end consumers.

Through the combination of the above repetitive services, the final apparel products are satisfactorily developed with certain level of quality requirement, as promised in the contract. A series of bundled “distinct” services and goods is identified as a single performance obligation, as to develop the “finished apparel products”, that are specified by the customers’ order and accepted by the customers, hence, we record as revenue under “product sales”.

Under ASC 606-10-25-19, it states:

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).
b.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

However, under ASC 606-10-25-21, it states :

In assessing whether our promises to transfer goods or services to the customer are separately identifiable in accordance with ASC 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.	The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer.
b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.
c.	The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

Factor (a) in ASC 606-10-25-21 describes an interrelationship between promised goods and services that are present in the contracts. In our situation, the individual goods and services are “inputs” that will be used in a process to produce an outcome (i.e., output) for which our customer is contracting. When our customer is contracting for a combined output, the array of goods and services that will be utilized in the process must be combined into a single performance obligation.

Hence, we identify the bundles of services and goods as a single performance obligation under “product sales” contracts and we recognize its revenue at the point in time, when the “finished apparel products” are delivered and transferred to customers, being at the point that the customer obtains the control of the goods under the free on board (“FOB”) shipment term.

(b)	Please tell us how you accounted for the deposits received at the signing of the contracts.

Payments received at the signing of the contracts with the customers are recognized as customer deposits and included in liabilities on the balance sheet. Customer deposits are recognized as revenue when the goods and services are transferred to and accepted by the customers.

General

30. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We have not sent any written communications, as defined in Rule 405 of the Securities Act, with potential investors. We will notify the Staff in the event we present any such written communications.

31. Where you discuss being controlled by JME, please state that JME is owned and controlled by Mr. Cheung Lui, who is also your chief executive officer and executive director.

We have revised the disclosure on the cover page and on pages 26, 53 and 74 to state that JME is owned and controlled by Mr. Cheung.

32. In an appropriate place, discuss China’s Enterprise Tax Law and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion.

We have revised the disclosure as requested on the cover page and the resale prospectus cover page.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood